Schroder Investment Management North America Limited

Code of Ethics

Nov 2017

Contents

1	Code of Ethics	Error! Bookmark not defined.
	1.1 Scope and Purpose	3
	1.2 Access Persons	3
	1.3 Ethics	3
	1.4 Statement of Policies	5

1.1	Scope and Purpose

This Code of Ethics applies to:

All officers, directors and employees of Schroder Investment Management North America Limited (“SIMNA Ltd”), and all persons who are Access Persons (as defined below) of SIMNA Ltd or its branches (together, “supervised persons)”.

Set forth below is the Code of Ethics as required by US regulation.

The objective of the Code of Ethics is to ensure that all business dealings and securities transactions undertaken by Access Persons, whether for clients or for personal purposes, are subject to the highest ethical standards. The Code of Ethics refers to the relevant Group Policies, as summarised below, which set the standards which must be followed by all supervised persons, as well as additional requirements for SIMNA Ltd’s Access Persons.

1.2	Access Persons

Employees of SIMNA Ltd are ‘Access Persons’ if they meet the following criteria:

Access Person: means any director or officer of SIMNA Ltd, and any employee who is an Advisory Person (see below) or any employee who has access to nonpublic information regarding any clients’ purchase or sale of securities or nonpublic information regarding the portfolio holdings of any US advisory client.

Advisory Person is any employee of SIMNA Ltd or its affiliates who, in connection with his/her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of an investment on behalf of any US advisory client managed by SIMNA Ltd, information regarding securities under consideration for purchase or sale on behalf of such clients, or whose functions relate to the making of any recommendations with respect to such purchases or sales.

1.3	Ethics

Ethics may be defined as a set of values that guide individual behaviour. Commonly agreed-upon ethical values include accountability, fairness, honesty, loyalty, reliability and trustworthiness.

Rules and regulation set out standards that must be followed; however rules can’t encompass every possible situation that may occur in day-to-day business. Ethical behaviour involves not only complying with the letter of the law but also complying with the spirit of the law.

Ultimately ethical behaviour begins and ends with the individual, and codes of conduct, ethical training and the various ethical tools used by the firm to strive to improve ethical behaviour at the individual level.

Ethical behaviour is strongly influenced by the corporate culture.

A company that values and rewards ethical behaviour is less likely to encounter violations of ethical conduct. Ethical behaviour also reduces exposure to potential liabilities and sanctions for breach of regulatory rules and regulations.

The code of ethics is based upon ethical principles of trust, integrity, justice, fairness and honesty.

Supervised persons must:

●	Use proper care and exercise professional judgement

●	Conduct themselves with trustworthiness and integrity and act in an honest and fair manner.

●	Encourage others to conduct themselves in a professional manner

●	Act in accordance with the relevant rules and regulations

●	Report any violations of this Code of Ethics promptly to the SIMNA Ltd CCO

●	Hold clients’ information in the strictest confidence.

●	Acknowledge in writing receipt of the Code and any amendments thereto

The FCA set principles that firms and FCA approved persons must follow:

Firm:

●	A firm must conduct its business with integrity.

●	A firm must conduct its business with due skill, care and diligence.

●	A firm must take reasonable care to organise and control its affairs responsibly and effectively, with adequate risk management systems.

●	A firm must maintain adequate financial resources.

●	A firm must observe proper standards of market conduct.

●	A firm must pay due regard to the interests of its customers and treat them fairly.

●	A firm must pay due regard to the information needs of its clients, and communicate information to them in a way which is clear, fair and not misleading.

●	A firm must manage conflicts of interest fairly, both between itself and its customers and between a customer and another client.

●	A firm must take reasonable care to ensure the suitability of its advice and discretionary decisions for any customer who is entitled to rely upon its judgment.

●	A firm must arrange adequate protection for clients’ assets when it is responsible for them.

●	A firm must deal with its regulators in an open and cooperative way, and must disclose to the appropriate regulator appropriately anything relating to the firm of which that regulator would reasonably expect notice.

Approved persons:

●	An approved person must act with integrity in carrying out his accountable functions.

●	An approved person must act with due skill, care and diligence in carrying out his accountable functions.

●	An approved person must observe proper standards of market conduct in carrying out his accountable functions.

●	An approved person must deal with the FCA, the PRA and other regulators in an open and cooperative way and must disclose appropriately any information of which the FCA or the PRA would reasonably expect notice.

●	An approved person performing an accountable higher management function must take reasonable steps to ensure that the business of the firm for which they are responsible in their accountable function is organised so that it can be controlled effectively.

●	An approved person performing an accountable higher management function must exercise due skill, care and diligence in managing the business of the firm for which they are responsible in their accountable function.

●	An approved person performing an accountable higher management function must take reasonable steps to ensure that the business of the firm for which they are responsible in their accountable function complies with the relevant requirements and standards of the regulatory system.

1.4	Statement of Policies

It is SIMNA Ltd’s policy to encourage an environment where all employees are sensitive to the obligations of the firm and all clients are treated with the utmost consideration for what is in their best interests. All communications with clients must be accurate and made in a timely manner. All material information must be fully and clearly disclosed.

Schroders implements its Code of Ethics through its Group Policies; the most relevant ones being:

Conflicts of Interest

The Conflicts of Interests policy gives guidance on the identification, prevention and management of conflicts of interest that arise or might arise in the course of carrying out our business, and which might entail a material risk of damage to the interests of one or more of our clients and/or the reputation of Schroders. These conflicts may arise in situations where client relationships may tempt preferential treatment, e.g., where account size or fee structure would make it more beneficial for the adviser to allocate certain trades to a client.

Gifts and Entertainmant

The Group Gifts and Entertainment Policy prohibits employees from giving or receiving gifts and entertainment that are excessive in nature. We take steps to reasonably ensure that we do not offer, give, solicit or accept any gift if it is likely to conflict to a material extent with any duty we owe to our clients or any duty which such recipient firm owes to its customers.

Personal Account Dealing

The Group Personal Account Dealing Policy sets out Schroders’ principles governing personal account dealing in financial instruments, including Schroders plc shares. It reinforces the Group’s high standards of integrity, and provides a framework for Staff to comply with regulations on prevention of market abuse and avoid or manage relevant conflicts of interest. The policy also provides guidance and procedures for Access staff to follow regarding their quarterly and annual transaction and position reporting.

The Group Personal Account Dealing Policy sets out further requirements for SIMNA Ltd’s Access Persons, including a list of permissible investments and the pre-approval of the purchase a security in an initial public offering or in a limited offering.

Political contributions (within Personal Account Dealing Policy)

The SEC has determined that political contributions made by advisers to candidates or officials of US State and US local governments can undermine the fairness of the selection process for investment management services by those US State and US local governments. As part of its effort to avoid the appearance of unfairness, the SEC promulgated rules that prohibit an adviser from providing investment advisory services for compensation to a US State or local government entity within two years after that adviser or any of its “covered associates” has made a contribution to a candidate for office to such a US State or local government entity that is in a position to influence the selection or retention of the investment adviser for its advisory services.

External Appointments and Directorships

The Group External Appointments and Directorships Policy seeks to ensure that if employees of the Schroders Group are asked to join the board of, or take up a similar role with, an external organisation, then there is no risk to Schroders or its clients in the employee undertaking an external role and that the employee remains fully able to discharge their responsibilities to Schroders without any conflicts of interest.

Market Abuse

The Group Market Abuse Policy sets out Schroders position in relation to Market Abuse; the inappropriate use or disclosure of Inside Information, or the manipulation or distortion of the market. It underlines the Group’s lack of tolerance of any form of Market Abuse and sets out the standards expected and the relevant controls.

Whistleblowing

Whistleblowing is the disclosure of information which relates to suspected wrongdoing, impropriety, unethical behaviour or dangers at work. The key principles of this policy are:

●	To encourage staff to report suspected wrongdoing, impropriety or unethical behaviour as soon as possible, in the knowledge that their concerns will be taken seriously and investigated as appropriate, and that their confidentiality will be respected.

●	To provide staff with guidance as to how to raise those concerns.

●	To reassure staff that they are able to raise genuine concerns in good faith without fear of reprisals or detrimental treatment, even if they turn out to be mistaken.

●	To provide staff the opportunity to report concerns anonymously.

●	To provide a mechanism through which Schroders can investigate relevant disclosures made by external parties.

Should an employee become aware of any conduct which the employee believes may constitute a violation of this Code, the law, or any SIMNA Ltd policy, such employee must promptly report such conduct to the UK Head of Compliance or the Chief Compliance Officer or their designee. All information about potential or suspected violations reported to the UK Head of Compliance or the Chief Compliance Officer will be investigated and the identity of the reporting person will be kept confidential.

All political contributions relating to an election for any office of a governmental entity or make any contribution to a US political party must first obtain prior written authorisation from the Chief Compliance Officer or his delegates.

Adopted:	October 1, 1995
Amended:	May 15, 1996
May 1, 1997
June 12, 1998
June 2, 1999
March 14, 2000
August 14, 2001
July 25, 2003
December 9, 2003
January 26, 2005
July 15, 2010
December 23, 2010
May 2012
May 2015
June 2016
November 2017